ZOOZ

Israel's Bitcoin Treasury

Trust is the New Currency.

January 2026

Disclaimer

The following presentation (this "Presentation") is for informational purposes only and has been prepared by ZOOZ Strategy Ltd. (the "Company" or "ZOOZ").
The information contained in this Presentation is the property of ZOOZ. This Presentation may not be copied, published, reproduced or distributed, in whole or in part, at any time without the prior written consent of the Company. Any trade names, service marks, trademarks and trademark symbols used herein are the properties of their respective owners. The use and presentation of any such trade names, service marks, trademarks and trademark symbols is not intended to imply any relationship with ZOOZ or any endorsement or sponsorship of ZOOZ.
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Industry and Market Data

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Forward-Looking Information

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NIALL
FERGUSON
Author of
THE WAR OF THE WORLD
THE ASCENT
OF MONEY
A FINANCIAL HISTORY of THE WORLD

"Money is a system of mutual trust."

zooz


IN GOD WE TRUST
ONE
113

Bitcoin: A New Model of Trust

Don't Trust Men, Trust Math!

The One-Minute Story

Bitcoin is one of the most important monetary technology ever invented. Israeli Institutions want exposure, but it's not easy to hold Bitcoin directly.

ZOOZ bridges that gap - a Nasdaq and TASE dual-listed, regulated, company operating to accumulate bitcoin.

ZOOZ at a Glance

- 1st Nasdaq + TASE Bitcoin Treasury company
- Proven hardware & energy-storage tech business with existing IP
- Already purchased (as of Dec 31, 2025) **1046 bitcoin**
- Transition to reserve-focused model approved by shareholders in September 2025

Backed by:

PANTERA

FALCONX

arrington CAPITAL

UTXO

ATW PARTNERS

Jordan Fried
ZOOZ CEO

Jordan Fried has spent over a decade at the forefront of blockchain innovation.



Hedera Hashgraph

Founding Team Member, **Hedera Hashgraph** - one of the most advanced enterprise-grade distributed networks.

BUFFERED

Founder **Buffered VPN** — one of the first consumer VPNs to take bitcoin as a payment method.

Early investor and builder in Bitcoin and digital asset infrastructure.

ZOOZ is the next evolution of Jordan's mission:

Bringing institutional trust to Bitcoin exposure.

A leadership team built for institutional trust

A team that unites institutional experience, regulatory insight, and blockchain expertise positioning ZOOZ to lead Israel's entry into the era of institutional digital assets.



Avi Cohen
Executive Chairman

Accomplished executive, CEO, board member and investor with extensive experience in Israel and US capital markets as well as infrastructure ventures. Oversees corporate strategy and governance, driving the company's institutional positioning and long-term capital alignment.



Samer Haj-Yehia
Director (Board)

Former Executive Chairman of Bank Leumi, one of Israel's leading financial institutions. Brings decades of experience in banking, regulation, and institutional governance.



Fang Zheng
Director (Board)

Seasoned emerging-markets investor and CIO with decades of portfolio-management experience across JP Morgan, Neon Liberty, and Keywise Capital. Brings deep expertise in Asian markets, equity research, and global investment strategy.



Alberto Franco
Director (Board)

Mr. Alberto Franco is the CEO of 518 STR LLC, former founder and CEO of Franco Partners, and a Senior Advisor at Cyrus Capital. He serves on the board of Immutable Holdings and previously spent 15 years in proprietary trading. He holds a degree from Yale University.



Todd Thomson
Director (Board)

Former Chief Financial Officer of Citigroup and CEO of its Global Wealth Management & Alternative Assets division. Provides deep financial governance expertise and oversight on global capital-market strategy.



Jonas Grossman
Director (Board)

Capital-markets executive with two decades at Chardan, leading 650+ transactions. One of the most experienced SPAC sponsors and advisors globally, bringing strong public-markets and deal-making expertise.



Christine Ying Zhao
Director (Board)

Over two decades of senior global finance experience, including MD roles at Bank of America and Merrill Lynch and CFO positions across multiple U.S. and international public companies. Brings deep capital-markets, governance, and audit expertise.

Leadership Philosophy

We operate by three principles:

Clarity. *Discipline.* *Transparency.*

Our goal is to create a stable, auditable, and compliant path for institutions to participate in the new monetary era.

Execution Timeline

From Strategy to Execution in 90 Days

July 2025	July-Aug 2025	Sep. 2025	Oct. 2025	Nov. 2025
PIPE Agreements signed with Investors.	Early preparation to transform ZOOZ into a BTC Treasury Company	Shareholders approve the transactions.	First two BTC purchases executed Crypto.com selected as OTC execution partner	Custody, audit, and reporting frameworks deployed

ZOOZ

Bitcoin: A Response to Systemic Monetary Risk

Fiat systems are reaching structural limits.

- Rising global debt
- Declining trust in central banking
- Persistent inflationary pressure
- Currency debasement across major economies

Bitcoin emerged as the first digitally scarce, non-sovereign, transparent monetary asset.

International Monetary Fund (IMF) – Global Debt Monitor https://www.imf.org/external/datamapper/GDD/2025%20Global%20Debt%20Monitor.pdf
Edelman Trust Barometer (Global Report) - https://www.edelman.com/trust/trust-barometer
IMF World Economic Outlook (WEO) - https://www.imf.org/en/Publications/WEO
ederal Reserve Economic Data (FRED) – M2 Money Stock - https://fred.stlouisfed.org/series/M2SL
The Bitcoin Whitepaper (Satoshi Nakamoto) https://bitcoin.org/bitcoin.pdf

Bitcoin as a Treasury Asset

A modern alternative to gold

- Fixed supply
  21M
- Borderless, censorship-resistant
- Deep liquidity
- Long-term outperformance vs major asset classes
- Increasing adoption by corporates, funds, sovereign entities

For treasuries Bitcoin is the "digital gold" standard

ZOOZ

CME Group / TradingView / Glassnode - https://www.paymentsjournal.com/bitcoin-daily-transaction-volume-surpasses-visa-mastercard/
Curvo / Messari / CaseShiller - https://curvo.eu/backtest/en/compare-indexes/bitcoin-vs-gold-bullion
BitcoinTreasuries.net / Finder - https://bitcointreasuries.net

Every Asset Class Was "Volatile" Before It Became Foundational

Volatility is a phase, not a flaw.

Discovery (Speculation)

New asset emerges, value debated, driven by belief and narrative.

Early Adoption (Volatility)

Early believers, thin markets, rapid repricing.

Institutionalization (Infrastructure)

Regulation, liquidity, custody, pricing indices emerge.

Maturity (Integration)

Stable market perception; becomes core asset class.

Gold, Oil, etc. – every transformative asset class looked volatile – until infrastructure, liquidity, and governance matured around it.
Bitcoin is not different – just earlier on the curve.

Volatility is a phase, not a flaw – https://www.fidelitydigitalassets.com/research-and-insights/closer-look-bitcoins-volatility
Fidelity Digital Assets / VanEck (2025 Outlook) – https://www.fidelitydigitalassets.com/research-and-insights/bitcoin-price-phases-navigating-bitcoins-volatility-trends
Gold (1970s) & Oil (1860s/1970s) – https://www.investopedia.com/financial-edge/0311/what-drives-the-price-of-gold.aspx

ZOOZ

Institutional Adoption is Moving From Theory to Practice

Evidence of institutional shift from speculation to strategic allocation.

Rising Allocation

According to a report by State Street Corporation, nearly 60% of institutions plan to increase digital-asset allocations within the next three years.
The Block

Market Legitimization

Research shows that institutional investment in spot Bitcoin ETPs significantly influences broader market adoption and legitimises the asset class.
MDPI

Regulatory Maturity

A paper by KPMG emphasizes that regulatory clarity, evolving custody solutions and institutional-grade products are key enablers of crypto becoming a "real" asset class.
KPMG Assets

Global Benchmarks: Institutional Bitcoin Exposure

These companies show the potential of scale of institutional allocation to Bitcoin, the blueprint for how ZOOZ positions itself.

Strategy Inc. (ex – MicroStrategy)

U.S. company that has transformed its business model from enterprise-software to a "Bitcoin Treasury" vehicle. It has publicly adopted Bitcoin as its primary treasury reserve asset.

Market Cap:

$50.5 billion

~600,000
BTC held

Metaplanet Inc.

A Japanese company originally in the hotel/business sector, which pivoted to become a Bitcoin-treasury business - marketing itself as "Asia's leading Bitcoin treasury company".

Market Cap:

$3 billion

15,555
BTC held

OranjeBTC

A Brazilian publicly-traded Bitcoin treasury company, listed on B3, holding several thousand BTC and offering exposure to local investors.

Market Cap:

$300 million

~3,000
BTC held

The Israel Opportunity

- **Israelis cannot easily** BTC on major exchanges
- **Israeli Banks restrict deposits** from crypto sources
- Estimated **$100B in Israeli capital held abroad** in crypto-adjacent assets
- **No other dual-listed BTC treasury company** exists in the region
- TASE: **best-performing global exchange YTD** (46.7%)

Tel Aviv Stock Exchange Performance YTD


46.78%
Jan-2025
Feb-2025
Mar-2025
Apr-2025
May-2025
Jun-2025
Jul-2025

Israel Tax Authority (Voluntary Disclosure Program) https://www.gov.il/en/pages/sa250825-1
TASE: Best-performing global exchange YTD (46.7%) - https://www.timesofisrael.com/tel-aviv-shares-break-record-highs-despite-war-outpacing-global-markets-in-2025/

ZOOZ

•Chambers and Partners – ***Blockchain 2025 Israel Trends***

Israel's Opportunity

Adoption Meets Regulation

- Regulatory momentum accelerating
- Institutional demand rising
- Bitcoin entering next adoption phase
- Shekel denominated BTC exposure is needed with declining dollar.
- Israel is searching for transparent, safe digital-asset exposure

KPMG / Israel Tax Authority (ITA) – Draft Regulations 2025 - https://kpmg.com/us/en/taxnewsflash/news/2025/02/tnf-israel-draft-regulations-on-withholding-tax-for-digital-asset-transactions.html
State Street Global Advisors – *Why Bitcoin Institutional Demand is on the Rise* - https://www.ssga.com/ca/en/institutional/insights/why-bitcoin-institutional-demand-is-on-the-rise
Legal 500 & Bits of Gold (BILS Stablecoin Launch) - https://www.legal500.com/guides/chapter/israel-blockchain-crypto-assets/
Chambers and Partners – *Blockchain 2025 Israel Trends* https://practiceguides.chambers.com/practice-guides/blockchain-2025/israel/trends-and-developments

Treasury Overview

A growing, audited Bitcoin reserve built for potential long-term value

And one of the largest corporate Bitcoin purchases in Israeli history.

₿1046.96
BTC Holdings

>$100M
Value

~$112,000
per BTC
Average Purchase Price

Top 50
Largest corporate holders of BTC globally

Bitgo
OTC)
Execution Partner

SOC-certified multi-sig cold storage
Custody

Institutional-Grade Infrastructure: Built for Security and Scale

Bitcoin exposure without Bitcoin operational risk.

- Dual-listed (Nasdaq + TASE)
- SEC and ISA reporting
- Reporting obligations under applicable laws
- SOC-certified custody partners (Fireblocks / BitGo / Anchorage)
- Independent audit committee
- No rehypothecation
- Multi-entity risk segmentation

Compliance & Governance

Building the Backbone for Institutional Digital-Asset Exposure

ZOOZ
Compliance & Governance

- GAAP-compliant financials
- Third-party audits
- Monthly NAV reporting
- Transparent governance oversight
- Clear risk framework (no leverage at outset, LTV guardrails)
- Public disclosure of BTC purchases

Institutional Advantage

Structure + Compliance + Liquidity

- **Mandate-Ready**
  We do it for you so you don't have to worry about custody, operational, and acquisition barriers for bitcoin
- **Liquid Access**
  Publicly traded shares on regulated exchanges; no bitcoin wallets needed.
- **Strong Governance**
  Board of seasoned financiers; audited, dual-listed compliance.
- **Top-Tier Backing**
  Backed by Pantera Capital, FalconX & Arrington Capital.
- **Simplified Exposure**
  Bitcoin access without direct management or custody risk. We do it for you.

The Opportunity of Investing in ZOOZ

A first-mover, disciplined strategy backed by proven execution

Join us as we build Israel's leading institutional gateway to Bitcoin

- First mover in Israel's public markets
- Leadership with deep crypto + public market expertise
- Demonstrated execution: > $100M BTC purchased
- Accretive flywheel potential (similar to MSTR, Metaplanet)
- Transparent and regulated
- Positioned at the inflection point of global institutional adoption

ZOOZ

Join us today,
let's build the future together!

ZOOZ

Israel's Bitcoin Treasury